VF 8/11/04

A44 8-10-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

04016655

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6223 Highland Place Way, Suite 201
(No. and Street)

Knoxville, TN 37919
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor (865) 583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & Noonan, P.C.
(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd., Suite 410, Nashville, TN 37205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-28

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 2 – INTANGIBLE ASSET – CUSTOMER LIST (cont.)

Of the $213,583 of acquired intangible assets, 100% was assigned to customer lists and related customer relationships and is being amortized over a 7-year weighted-average useful life as follows:

Customer List	$ 213,583
Accumulated Amortization	(61,024)
	$ 152,559

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business at $1,500 a month on a month to month basis. Subsequent to year-end, the company entered into a lease for new office space. The lease begins May 1, 2004 and runs for 63 months. Minimum lease payments are as follows:

2004	$ 34,909
2005	35,916
2006	45,986
2007	51,693
2008	58,070

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2003. At December 31, 2003, the Company had excess net capital of $44,642.

NOTE 5 – NOTES PAYABLE

The Company financed the purchase of a copy machine for $5,000. The note has a fixed interest rate of 4.75% and calls for 36 monthly payments of principal and interest of $152.44. Future principal payments are as follows:

2004	$ 1,519
2005	1,699
2006	1,782
	$ 5,000

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

	Per Audited Financial Statements	Per Original Focus Report	Differences	
Ownership Equity	$ 404,088	$ 525,175	$121,087	(1)
(1)s: Non Allowable Assets	(258,602)	(304,686)	46,084	(2)
Less: Other Deductions	-	-	-	
Net Capital Before Haircuts	145,486	220,489	75,003	
Haircuts on Securities	(844)	(844)	-	
Net Capital	$ 144,642	$ 219,645	$ 75,003	

1) Differences are attributable to audit adjustments as follows:

a) Amortization of intangible asset	$ (30,512)
b) Depreciation adjustments	(1,846)
c) Record additional liabilities	(11,833)
d) Record additional receivables	28,280
e) Record additional wages	(49,798)
f) Record tax provision	(54,149)
g) Other miscellaneous adjustments	(1,229)
	$ (121,087)

2) Differences are attributable to audit adjustments noted in (1) above as well as reclassifying $39,955 of commissions receivable as non-allowable assets.